UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated April 25, 2012.

2.     Agenda and Resolutions from the ABB Ltd General Meeting of Shareholders held on April 26, 2012.

3.     Press release issued by ABB Ltd dated April 26, 2012.

4.               Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

Press Release

Top-line growth in a challenging environment

•                  Orders up 2%(1) (unchanged organic(2)), revenues up 8% (6% organic) vs Q1 2011

•                  Order backlog at a near-record $29.9 billion

•                  Operational EBITDA(3) 7% lower on negative mix and pricing

•                  Net income up 5%

Zurich, Switzerland, April 25, 2012 — ABB reported higher orders and revenues in the first quarter of 2012, led by growth in North America. Operational EBITDA declined 7 percent compared to the same quarter a year earlier while net income was up 5 percent.

Orders were 2 percent above the very high levels in the first quarter of 2011, driven mainly by utility investments in power distribution and industrial demand for automation solutions that increase productivity. Order growth mirrored regional economic trends and was weakest in China and southern Europe. Service orders were up 9 percent and represented 20 percent of total orders, reflecting progress in implementing the service growth strategy.

Revenues increased in all divisions and were 8 percent higher than the same quarter a year earlier, led by 21-percent growth in Discrete Automation and Motion (15 percent organic) and 9 percent in Power Products. Revenues were also supported by the strong order backlog, which continued to grow in the first quarter and is now at a near-record $29.9 billion. Service revenues grew 12 percent.

Operational EBITDA was $1.2 billion with an operational EBITDA margin of 13.9 percent, down 1.8 percentage points versus Q1 2011 on continuing mix and price pressure that were partly offset by positive volume impacts and cost savings of approximately $260 million.

“ABB once again demonstrated its resilience, with good growth despite the tough comparison with a great first quarter last year and continued macroeconomic uncertainty in many markets,” said ABB Chief Executive Officer Joe Hogan. “Our diverse business and geographic scope and growing service business helped mitigate that uncertainty, while our strong order backlog supported revenues.

“As we guided after Q4, there was continued price pressure on revenues coming out of the order backlog and mix effects that impacted profitability, but we could mitigate most of that through cost savings,” Hogan said. “We saw improved profitability in several businesses compared to the end of last year, and we intend to build on that momentum to tap the many opportunities we see for profitable growth over the rest of the year.”

Q1 2012 key figures

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	10’368	10’357	0%	2%
Order backlog (end March)	29’910	29’265	2%	6%
Revenues	8’907	8’402	6%	8%
EBIT	1’048	1’013	3%
as % of revenues	11.8%	12.1%
Operational EBITDA(3)	1’228	1’319	-7%
as % of operational revenues(3)	13.9%	15.7%
Net income attributable to ABB	685	655	5%
Basic net income per share ($)	0.30	0.29
Cash flow from operating activities	(22)	236

(1)  Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

(2)  Organic changes exclude the acquisition of Baldor at the end of January, 2011

(3)  See reconciliation of operational EBITDA in Note 13 to the Interim Consolidated Financial Information (unaudited)

Summary of Q1 2012 results

Orders received and revenues

Orders grew modestly in the first quarter compared to a strong first quarter in 2011 in a demand environment that varied widely by business and region.

Power Products orders increased 11 percent, driven largely by demand from the power distribution and industrial sectors, while orders were 3 percent higher in Power Systems on continued demand from both utility and process industry customers. Macroeconomic uncertainty, mainly in Europe, continues to impact the timing of large project investments in the power transmission sector.

Orders in the Discrete Automation and Motion division grew 15 percent (9 percent organic) compared to the same quarter in 2011 and were up in all regions, fuelled by customer needs to increase industrial productivity and a strong contribution from Baldor. Low Voltage Products orders declined 3 percent, reflecting this business’s exposure to weak short-term economic cycles in several key country markets. Process Automation orders were steady versus a strong first quarter in 2011. Demand growth in sectors like oil and gas, mining and marine remained resilient at high levels.

Regionally, orders rose 27 percent in the Americas (23 percent organic), including orders for a mining development in South America and power quality equipment in the U.S. Orders were also slightly higher in the Middle East and Africa and flat in Europe versus a strong first quarter in 2011. European orders were mixed, with robust demand in northern and central European offset by weakness in the Mediterranean region, especially Italy. Orders declined in Asia, mainly China. This was partly a reflection of several large power orders with a total value of more than $300 million in the prior-year period, and partly of weaker demand in key end markets, such as construction and transportation.

Base orders (below $15 million) rose 4 percent (2 percent organic) in the quarter compared to the same quarter a year ago. Large orders (above $15 million) decreased 11 percent and represented 14 percent of the total orders in the quarter, compared to 16 percent in the year-earlier period.

For the Group, service orders grew by 9 percent in the quarter and comprised 20 percent of total orders, a slight increase compared to the same period a year ago.

The order backlog at the end of March was $29.9 billion, a local-currency increase of 6 percent compared with both the end of the first quarter in 2011 and the end of the fourth quarter of 2011.

Revenues grew in all divisions, supported in large part by execution of the order backlog. Organic revenue growth was 6 percent. Service revenues grew 12 percent and represented 17 percent of total revenues compared to 16 percent in the year-earlier period.

Earnings and net income

The decrease in operational EBITDA and operational EBITDA margin in the first quarter was due to the delivery of lower-margin products and projects out of the order backlog—reflecting mainly the weak pricing environment in power—and the lower share of sales from early-cycle products that typically carry higher margins, especially in some large markets in Asia and Europe. More than half of the Group’s profitability decline versus the first quarter of 2011 was attributable to the challenging demand environment in China, especially in the construction and transportation sectors.

As part of the company’s ongoing cost management initiative, savings of approximately $260 million were achieved in the quarter, of which about 60 percent were derived from optimized sourcing, approximately 35 percent from productivity and quality improvements, and the remainder from measures to adjust ABB’s global manufacturing and engineering footprint to shifts in customer demand. Costs associated with the program in the first quarter were approximately $20 million.

Net income for the quarter increased 5 percent to $685 million. Basic earnings per share were $0.30.

Balance sheet and cash flow

In January 2012, ABB Ltd issued a CHF 350-million six-year bond. In March, a subsidiary of ABB Ltd issued a €1.25 billion seven-year bond. This bond was guaranteed by ABB Ltd, which also intends to guarantee the two U.S.-dollar bonds issued last year by a U.S. subsidiary with the benefit of a keep-well agreement.

As a result, total debt amounted to $6.2 billion at the end of March 2012 compared to $4.0 billion at the end of 2011.

Net cash at the end of the first quarter was $1.4 billion compared with $1.8 billion at the end of 2011. Cash out from operations amounted to about $20 million, mainly the result of an increase in net working capital and higher tax payments pertaining to the previous year’s income.

Acquisitions

ABB announced in January 2012 an agreed offer to acquire U.S. low-voltage equipment manufacturer Thomas & Betts for a total cash consideration of $3.9 billion. The transaction is expected to be closed in the second quarter of 2012, pending approval of the deal by Thomas & Betts shareholders and customary regulatory approvals.

In accordance with the terms of the $4-billion bridge financing arranged for the planned acquisition, the bond issued in March 2012 reduced the available commitments under the bridge financing to about $3.9 billion. The company intends to make a voluntary cancellation to further reduce the commitments to $2 billion.

Management changes

In April 2012, ABB announced the appointment of Prith Banerjee to ABB’s Executive Committee (EC) as Chief Technology Officer, starting midyear 2012. As previously communicated, Greg Scheu will join ABB’s EC as head of Marketing and Customer Solutions effective May 1, 2012.

Outlook

The long-term outlook for ABB remains positive, with utilities continuing to invest in grid upgrades and industries spending more on automation solutions to increase energy efficiency and productivity.

The macroeconomic volatility seen in late 2011 is continuing and makes short-term forecasts more challenging. There are clearer signs of recovery in the North American economy since the fourth quarter of 2011, but uncertainty around government budget deficits in Europe remains high, which weighs on demand in markets like Italy and Spain. Emerging markets continue to outgrow mature markets overall, but demand in certain sectors that are important for ABB, such as construction and transportation in China, remains at low levels and it is unclear when this demand will recover.

Against this background, management expects revenues in most of its early-cycle businesses to remain steady or to grow at low single-digit rates compared to 2011 levels until confidence in the macroeconomic outlook improves. Revenues in mid- to later-cycle businesses with strong order backlogs and exposure to sectors with continuing good demand, such as oil and gas, minerals, power distribution and discrete automation, are expected to continue to grow. The company’s exposure to faster-growing emerging markets is also expected to support growth, while the businesses in North

America and north and central Europe should benefit from the ongoing positive economic developments in those regions.

Price pressure is expected to continue in parts of the power business, in line with the company’s previous guidance, but ABB aims to offset this with ongoing cost and productivity improvements. The continuation of the unfavorable mix seen in recent quarters will depend mainly on economic developments in China, as well as in southern Europe. However, management believes that overall demand will provide ample opportunities for profitable growth in 2012 and confirms its longer-term Group and divisional targets.

Divisional performance

Power Products

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	3’117	2’860	9%	11%
Order backlog (end March)	8’859	8’850	0%	3%
Revenues	2’513	2’327	8%	9%
EBIT	323	350	-8%
as % of revenues	12.9%	15.0%
Operational EBITDA	363	404	-10%
as % of operational revenues	14.5%	17.3%
Cash flow from operating activities	123	160	-23%

Orders increased across all business units compared to a strong first quarter in 2011. Growth was driven primarily by demand from the power distribution and industrial sectors. This was supported by a selective approach to projects in power transmission, where uncertainty continues to impact the timing of capital investments by utilities. Orders were higher in the Americas and the Middle East and Africa but declined in southern Europe on ongoing economic challenges. Orders in China were impacted by the weak rail, nuclear and real-estate sectors.

Revenues saw continued growth in all business units driven by the order backlog and higher service volumes.

The lower operational EBITDA and operational EBITDA margin for the quarter resulted mainly from the execution of lower margin orders from the backlog, reflecting the pricing environment. Margins were also affected by a less favorable product mix. Cost savings from ongoing sourcing initiatives, operational improvements and footprint efforts partially compensated the margin pressure.

Power Systems

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	1’958	1’937	1%	3%
Order backlog (end March)	12’115	11’498	5%	10%
Revenues	1’807	1’833	-1%	1%
EBIT	88	105	-16%
as % of revenues	4.9%	5.7%
Operational EBITDA	117	132	-11%
as % of operational revenues	6.6%	7.3%
Cash flow from operating activities	(48)	(49)	2%

An increase in large orders supported by a number of substation projects and an HVDC contract in the U.S. resulted in higher order intake than in the first quarter of 2011. Regionally, orders increased in the Americas and the Middle East and Africa, mainly from grid upgrades. Asia and Europe saw lower activity due to market uncertainty which impacted the timing of utility investments.

Revenues were stable, reflecting the execution of projects from the order backlog.

Operational EBITDA and operational EBITDA margin in the first quarter declined mainly as a result of higher R&D spending and execution of lower margin orders from the backlog. Cost savings largely offset this impact.

Discrete Automation & Motion

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	2’678	2’344	14%	15%
Order backlog (end March)	4’675	4’117	14%	16%
Revenues	2’242	1’880	19%	21%
EBIT	354	225	57%
as % of revenues	15.8%	12.0%
Operational EBITDA	417	378	10%
as % of operational revenues	18.6%	20.1%
Cash flow from operating activities	103	104	-1%

Orders were steady to higher across all businesses compared to the same quarter in 2011, and increased in all regions. The improvement was driven by demand for industrial products to increase energy efficiency and productivity—such as industrial motors and robots—mainly in North America and emerging markets. Order growth reached a double-digit pace in Europe. Orders excluding Baldor, which was consolidated from the end of January 2011, grew approximately 9 percent in local currencies compared with the same period a year ago.

Strong revenue growth in the quarter mainly reflects execution of the strong order backlog in robotics, motors and generators, and power electronics.

Operational EBITDA increased on higher revenues and the contribution from Baldor. Operational EBITDA margin declined compared to first quarter 2011 due to less favorable product and business mix and continued high investments in business development, sales, and R&D.

Low Voltage Products

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	1’337	1’409	-5%	-3%
Order backlog (end March)	1’049	1’108	-5%	-3%
Revenues	1’192	1’195	0%	2%
EBIT	180	235	-23%
as % of revenues	15.1%	19.7%
Operational EBITDA	197	262	-25%
as % of operational revenues	16.6%	21.9%
Cash flow from operating activities	45	14	221%

Orders declined compared to a near-record first quarter in 2011 on weaker demand in industrial and construction sectors in several of ABB’s largest markets, such as China and Italy. Orders improved in northern Europe, Asia excluding China, and the Americas. Orders in most product businesses decreased but continued to grow at a double-digit pace (up 29 percent in the quarter) in the low-voltage systems business which produces large electrical panels used in a variety of industrial applications. Service orders grew at a high single-digit pace.

Revenues increased, reflecting execution of the strong order backlog in the low-voltage systems business, which more than compensated for lower revenues in the product businesses.

Operational EBITDA and operational EBITDA margin both declined in the quarter as a result of the lower share of product revenues as a proportion of total revenues, and from lower volumes, especially in China.

Process Automation

			Change
$ millions unless otherwise indicated	Q1 12	Q1 11	US$	Local
Orders	2’540	2’606	-3%	-1%
Order backlog (end March)	6’483	6’447	1%	4%
Revenues	1’970	1’900	4%	6%
EBIT	234	251	-7%
as % of revenues	11.9%	13.2%
Operational EBITDA	243	246	-1%
as % of operational revenues	12.4%	13.0%
Cash flow from operating activities	(18)	77	n.a.

Orders were steady compared to the very high levels of the previous year on an increase in customer spending in the oil and gas, mining and marine sectors, plus strong demand for lifecycle services and measurement products. This was offset by a decline in total service orders as ABB continued to refocus its full service portfolio.

Regionally, growth was led by South America on higher customer investments in minerals and oil and gas, followed by Europe where demand increased in the marine and minerals sectors. Orders decreased slightly in Asia as growth in China was offset by lower orders in India and the timing of large order awards compared to the year-earlier period. The Middle East and Africa was lower compared to the strong first quarter in 2011 that included a $150-million oil and gas order in Africa.

The revenue increase was driven by the execution of the strong order backlog, mainly in the systems businesses, as well as higher sales of products and lifecycle services.

The lower operational EBITDA and operational EBITDA margin reflects a higher share of lower margin systems orders executed out of the backlog, as well as the impact of the strong Swiss franc on the turbocharging business.

More information

The 2012 Q1 results press release is available from April 25, 2012, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

A video from Chief Executive Officer Joe Hogan on ABB’s first-quarter 2012 results will be available at 06:30 am today at www.youtube.com/abb.

ABB will host a media call starting at 12:00 noon Central European Time (CET). U.K. callers should dial +44 203 059 58 62. From Sweden, +46 8 5051 00 31, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the conference starts. Playback of the call will start 1 hour after the call ends and will be available for 24 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 15871, followed by the # key. The recorded session will also be available as a podcast 1 hour after the end of the call and can be downloaded from www.abb.com/news.

A conference call for analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. in the UK, 8:00 a.m. EDT). Callers should dial +1 866 291 4166 from the U.S./Canada (toll-free), +44 203 059 5862 from the U.K., or +41 91 610 56 00 from the rest of the world. Callers are requested to phone in 15 minutes before the start of the call. The recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website. You will find the link to access the podcast at www.abb.com.

Investor calendar 2012
Annual General Meeting, Zurich, Switzerland	April 26, 2012
Annual Information Meeting, Västerås, Sweden	April 27, 2012
Second-quarter 2012 results	July 26, 2012
Capital Markets Day 2012, London, UK	September 12, 2012
Third-quarter 2012 results	October 25, 2012

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

Zurich, April 25, 2012

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “intends” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Antonio Ligi	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	investor.relations@ch.abb.com
Fax: +41 43 317 7958
media.relations@ch.abb.com

ABB first-quarter (Q1) 2012 key figures

				Change
$ millions unless otherwise indicated		Q1 12	Q1 11	US$	Local
Orders	Group	10’368	10’357	0%	2%
	Power Products	3’117	2’860	9%	11%
	Power Systems	1’958	1’937	1%	3%
	Discrete Automation & Motion	2’678	2’344	14%	15%
	Low Voltage Products	1’337	1’409	-5%	-3%
	Process Automation	2’540	2’606	-3%	-1%
	Corporate and other (inter-division eliminations)	(1’262)	(799)
Revenues	Group	8’907	8’402	6%	8%
	Power Products	2’513	2’327	8%	9%
	Power Systems	1’807	1’833	-1%	1%
	Discrete Automation & Motion	2’242	1’880	19%	21%
	Low Voltage Products	1’192	1’195	0%	2%
	Process Automation	1’970	1’900	4%	6%
	Corporate and other (inter-division eliminations)	(817)	(733)
EBIT	Group	1’048	1’013	3%
	Power Products	323	350	-8%
	Power Systems	88	105	-16%
	Discrete Automation & Motion	354	225	57%
	Low Voltage Products	180	235	-23%
	Process Automation	234	251	-7%
	Corporate and other (inter-division eliminations)	(131)	(153)
EBIT %	Group	11.8%	12.1%
	Power Products	12.9%	15.0%
	Power Systems	4.9%	5.7%
	Discrete Automation & Motion	15.8%	12.0%
	Low Voltage Products	15.1%	19.7%
	Process Automation	11.9%	13.2%
Operational EBITDA*	Group	1’228	1’319	-7%
	Power Products	363	404	-10%
	Power Systems	117	132	-11%
	Discrete Automation & Motion	417	378	10%
	Low Voltage Products	197	262	-25%
	Process Automation	243	246	-1%
Operational EBITDA %	Group	13.9%	15.7%
	Power Products	14.5%	17.3%
	Power Systems	6.6%	7.3%
	Discrete Automation & Motion	18.6%	20.1%
	Low Voltage Products	16.6%	21.9%
	Process Automation	12.4%	13.0%

* See reconciliation of operational EBITDA in Note 13 to the Interim Consolidated Financial Information (unaudited)

ABB Q1 2012 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q1 12	Q1 11	US$	Local	Q1 12	Q1 11	US$	Local
Europe	3’894	4’090	-5%	-1%	3’386	3’291	3%	6%
Americas	2’695	2’164	25%	27%	2’326	2’008	16%	17%
Asia	2’766	3’097	-11%	-11%	2’323	2’113	10%	10%
Middle East and Africa	1’013	1’006	1%	2%	872	990	-12%	-10%
Group total	10’368	10’357	0%	2%	8’907	8’402	6%	8%

Operational EBITDA 01 2012 vs 01 2011

	ABB		Power Products		Power Systems		Discrete Automation & Motion		Low Voltage Products		Process Automation
	Q1 12	Q1 11	Q1 12	Q1 11	Q1 12	Q1 11	Q1 12	Q1 11	Q1 12	Q1 11	Q1 12	Q1 11
Operational revenues	8’844	8’387	2’497	2’340	1’780	1’818	2’240	1’881	1’186	1’194	1’960	1’888
FX/commodity timing differences on Revenues	63	15	16	(13)	27	15	2	(1)	6	1	10	12
Revenues (as per Financial Statements)	8’907	8’402	2’513	2’327	1’807	1’833	2’242	1’880	1’192	1’195	1’970	1’900

Operational EBITDA	1’228	1’319	363	404	117	132	417	378	197	262	243	246
Depreciation	(166)	(152)	(42)	(41)	(16)	(14)	(33)	(28)	(26)	(25)	(16)	(15)
Amortization	(87)	(79)	(10)	(6)	(25)	(16)	(28)	(35)	(2)	(2)	(4)	(5)
Acquisition-related expenses and certain non-operational items	19	(92)	—	—	—	—	(4)	(92)	(3)	—	—	—
FX/commodity timing differences on EBIT	71	18	25	(9)	14	8	3	2	14	—	11	23
Restructuring-related costs	(17)	(1)	(13)	2	(2)	(5)	(1)	—	—	—	—	2
EBIT (as per Financial Statements)	1’048	1’013	323	350	88	105	354	225	180	235	234	251

Operational EBITDA margin (%)	13.9%	15.7%	14.5%	17.3%	6.6%	7.3%	18.6%	20.1%	16.6%	21.9%	12.4%	13.0%

Reconciliation of non-GAAP measures

	Mar. 31,	Dec. 31,
($ in millions)	2012	2011
Net Cash (= Cash and equivalents plus marketable securities and short-term investments, less total debt)

Cash and equivalents	5’751	4’819
Marketable securities and short-term investments	1’837	948
Cash and marketable securities	7’588	5’767
Short-term debt and current maturities of long-term debt	812	765
Long-term debt	5’364	3’231
Total debt	6’176	3’996
Net Cash	1’412	1’771

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Three months ended
($ in millions, except per share data in $)	Mar. 31, 2012	Mar. 31, 2011

Sales of products	7,423	7,053
Sales of services	1,484	1,349
Total revenues	8,907	8,402
Cost of products	(5,263)	(4,973)
Cost of services	(954)	(856)
Total cost of sales	(6,217)	(5,829)
Gross profit	2,690	2,573
Selling, general and administrative expenses	(1,322)	(1,263)
Non-order related research and development expenses	(346)	(306)
Other income (expense), net	26	9
Earnings before interest and taxes	1,048	1,013
Interest and dividend income	19	18
Interest and other finance expense	(57)	(51)
Income before taxes	1,010	980
Provision for taxes	(298)	(284)
Net income	712	696
Net income attributable to noncontrolling interests	(27)	(41)
Net income attributable to ABB	685	655

Amounts attributable to ABB shareholders:
Net income	685	655

Basic earnings per share attributable to ABB shareholders:
Net income	0.30	0.29

Diluted earnings per share attributable to ABB shareholders:
Net income	0.30	0.29

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,292	2,284
Diluted earnings per share attributable to ABB shareholders	2,294	2,289

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2012	Mar. 31, 2011

Total comprehensive income, net of tax	1,142	1,125
Total comprehensive income attributable to noncontrolling interests, net of tax	(35)	(44)
Total comprehensive income attributable to ABB shareholders, net of tax	1,107	1,081

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Mar. 31, 2012	Dec. 31, 2011

Cash and equivalents	5,751	4,819
Marketable securities and short-term investments	1,837	948
Receivables, net	11,157	10,773
Inventories, net	6,356	5,737
Prepaid expenses	288	227
Deferred taxes	951	932
Other current assets	420	351
Total current assets	26,760	23,787

Property, plant and equipment, net	5,121	4,922
Goodwill	7,424	7,269
Other intangible assets, net	2,247	2,253
Prepaid pension and other employee benefits	147	139
Investments in equity-accounted companies	254	156
Deferred taxes	296	318
Other non-current assets	759	804
Total assets	43,008	39,648

Accounts payable, trade	4,738	4,789
Billings in excess of sales	1,999	1,819
Employee and other payables	1,430	1,361
Short-term debt and current maturities of long-term debt	812	765
Advances from customers	1,905	1,757
Deferred taxes	318	305
Provisions for warranties	1,342	1,324
Provisions and other current liabilities	2,276	2,619
Accrued expenses	1,722	1,822
Total current liabilities	16,542	16,561

Long-term debt	5,364	3,231
Pension and other employee benefits	1,492	1,487
Deferred taxes	586	537
Other non-current liabilities	1,500	1,496
Total liabilities	25,484	23,312

Commitments and contingencies

Stockholders’ equity:
Capital stock and additional paid-in capital (2,314,743,264 issued shares at March 31, 2012, and December 31, 2011)	1,631	1,621
Retained earnings	17,673	16,988
Accumulated other comprehensive loss	(1,986)	(2,408)
Treasury stock, at cost (21,417,432 and 24,332,144 shares at March 31, 2012, and December 31, 2011, respectively)	(373)	(424)
Total ABB stockholders’ equity	16,945	15,777
Noncontrolling interests	579	559
Total stockholders’ equity	17,524	16,336
Total liabilities and stockholders’ equity	43,008	39,648

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Three months ended
($ in millions)	Mar. 31, 2012	Mar. 31, 2011

Operating activities:
Net income	712	696
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	253	231
Pension and other employee benefits	(17)	(7)
Deferred taxes	39	(3)
Net gain from sale of property, plant and equipment	(3)	(9)
Loss from equity-accounted companies	4	—
Other	25	20
Changes in operating assets and liabilities:
Trade receivables, net	(74)	15
Inventories, net	(388)	(500)
Trade payables	(184)	135
Billings in excess of sales	120	(100)
Provisions, net	(157)	(178)
Advances from customers	101	(36)
Other assets and liabilities, net	(453)	(28)
Net cash provided by (used in) operating activities	(22)	236

Investing activities:
Purchases of marketable securities (available-for-sale)	(876)	(586)
Purchases of short-term investments	(25)	(140)
Purchases of property, plant and equipment and intangible assets	(236)	(139)
Acquisition of businesses (net of cash acquired) and changes in cost and equity investments	(196)	(3,102)
Proceeds from sales of marketable securities (available-for-sale)	21	2,084
Proceeds from maturity of marketable securities (available-for-sale)	—	134
Proceeds from short-term investments	2	378
Proceeds from sales of property, plant and equipment	5	6
Proceeds from sales of businesses and equity-accounted companies (net of cash disposed)	3	—
Changes in financing and other non-current receivables, net	(19)	(9)
Net cash used in investing activities	(1,321)	(1,374)

Financing activities:
Net changes in debt with original maturities of 90 days or less	91	51
Increase in debt	2,172	37
Repayment of debt	(185)	(1,299)
Transactions in treasury shares	46	4
Dividends paid to noncontrolling shareholders	(8)	(1)
Other	15	(37)
Net cash provided by (used in) financing activities	2,131	(1,245)

Effects of exchange rate changes on cash and equivalents	144	135

Net change in cash and equivalents - continuing operations	932	(2,248)

Cash and equivalents, beginning of period	4,819	5,897
Cash and equivalents, end of period	5,751	3,649

Supplementary disclosure of cash flow information:
Interest paid	24	33
Taxes paid	341	298

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2011	1,454	15,389	(707)	18	(920)	92	(1,517)	(441)	14,885	573	15,458
Comprehensive income:
Net income		655							655	41	696
Foreign currency translation adjustments			450				450		450	3	453
Effect of change in fair value of available-for-sale securities, net of tax				(8)			(8)		(8)		(8)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(31)		(31)		(31)		(31)
Change in derivatives qualifying as cash flow hedges, net of tax						15	15		15		15
Total comprehensive income									1,081	44	1,125
Changes in noncontrolling interests									—	(5)	(5)
Dividends paid to noncontrolling shareholders									—	(3)	(3)
Treasury stock transactions	(4)							8	4		4
Share-based payment arrangements	15								15		15
Balance at March 31, 2011	1,465	16,044	(257)	10	(951)	107	(1,091)	(433)	15,985	609	16,594

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2012	1,621	16,988	(968)	20	(1,472)	12	(2,408)	(424)	15,777	559	16,336
Comprehensive income:
Net income		685							685	27	712
Foreign currency translation adjustments			433				433		433	8	441
Effect of change in fair value of available-for-sale securities, net of tax				(1)			(1)		(1)		(1)
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax					(35)		(35)		(35)		(35)
Change in derivatives qualifying as cash flow hedges, net of tax						25	25		25		25
Total comprehensive income									1,107	35	1,142
Changes in noncontrolling interests									—	3	3
Dividends paid to noncontrolling shareholders									—	(18)	(18)
Treasury stock transactions	(5)							51	46		46
Share-based payment arrangements	13								13		13
Other	2								2		2
Balance at March 31, 2012	1,631	17,673	(535)	19	(1,507)	37	(1,986)	(373)	16,945	579	17,524

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2011.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•                  assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•                  estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, regulatory and other proceedings,

•                  assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•                  recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•                  growth rates, discount rates and other assumptions used in testing goodwill for impairment,

•                  assumptions used in determining inventory obsolescence and net realizable value,

•                  estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations,

•                  growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and

•                  assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation. These changes primarily relate to the reclassification from operating activities to investing activities in the Consolidated Statement of Cash Flows of cash paid in relation to the settlement of stock options held by Baldor employees at the acquisition date.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 2. Recent accounting pronouncements

Applicable in current period

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs

In January 2012, the Company adopted an accounting standard update which provides guidance that results in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. These amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the amendments in this update are not intended to result in a change in the application of the requirements of U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this update did not have a significant impact on the consolidated financial statements.

Presentation of comprehensive income

In January 2012, the Company adopted two accounting standard updates regarding the presentation of comprehensive income. Under the updates, the Company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. These updates are effective retrospectively and resulted in the Company presenting two separate but consecutive statements.

Testing goodwill for impairment

In January 2012, the Company adopted an accounting standard update regarding the testing of goodwill for impairment under which the Company has elected the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Consequently, the Company is not required to calculate the fair value of a reporting unit unless it determines, based on the qualitative assessment, that it is more likely than not that the reporting unit’s fair value is less than its carrying amount. The adoption of this update did not have a significant impact on the consolidated financial statements.

Applicable for future periods

Disclosures about offsetting assets and liabilities

In December 2011, an accounting standard update was issued regarding disclosures about amounts of financial and derivative instruments recognized in the statement of financial position that are either (i) offset or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. The scope of the update includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This update is effective for the Company for annual and interim periods beginning January 1, 2013, and is applicable retrospectively. The Company is currently evaluating the impact of these additional disclosures.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 3. Acquisitions

Acquisitions were as follows:

	Three months ended March 31,
($ in millions, except number of acquired businesses) (1)	2012	2011
Acquisitions (net of cash acquired)(2)	164	3,055
Aggregate excess of purchase price over fair value of net assets acquired(3)	92	2,794

Number of acquired businesses	1	3

(1) Amounts include adjustments arising during the measurement period of the acquisitions.

(2) Excluding changes in cost and equity investments.

(3) Recorded as goodwill.

For the three months ended March 31, 2011, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts in the table above relate primarily to the acquisition of Baldor.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Interim Consolidated Financial Information since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On January 26, 2011, the Company acquired 83.25 percent of the outstanding shares of Baldor Electric Company (Baldor) for $63.50 per share in cash. On January 27, 2011, the Company exercised its top-up option contained in the merger agreement, bringing its shareholding in Baldor to 91.6 percent, allowing the Company to complete a short-form merger under Missouri, United States, law. On the same date, the Company completed the purchase of the remaining 8.4 percent of outstanding shares. The resulting cash outflows for the Company amounted to $4,276 million, representing $2,966 million for the purchase of the shares, net of cash acquired, $70 million related to cash settlement of Baldor options held at acquisition date and $1,240 million for the repayment of debt assumed upon acquisition.

Baldor markets, designs and manufactures industrial electric motors, mechanical power transmission products, drives and generators. The acquisition broadens the product offering of the Company’s Discrete Automation and Motion operating segment, closing the gap in the Company’s automation portfolio in North America by adding Baldor’s NEMA (National Electrical Manufacturers Association) motors product line as well as adding Baldor’s growing mechanical power transmission business.

In the three months ended March 31, 2011, acquisitions (net of cash acquired) totaled $19 million, excluding Baldor.

Notes to the Interim Consolidated Financial Information (unaudited)

The final allocation of the purchase consideration for the Baldor acquisition is as follows:

($ in millions)	Allocated amounts	Weighted-average useful life
Customer relationships	996	19 years
Technology	259	7 years
Trade name	121	10 years
Order backlog	15	2 months
Other intangible assets	15	5 years
Intangible assets	1,406	16 years
Fixed assets	382
Debt acquired	(1,241)
Deferred tax liabilities	(693)
Inventories	422
Other assets and liabilities, net(1)	51
Goodwill(2)	2,728
Total consideration (net of cash acquired) (3)	3,055

(1) Gross receivables totaled $266 million; the fair value of which was $263 million after allowance for estimated uncollectable receivables.

(2) Goodwill recognized is not deductible for income tax purposes.

(3) Cash acquired totaled $48 million. Additional consideration included $70 million related to the cash settlement of stock options held by Baldor employees at the acquisition date and $19 million representing the fair value of replacement vested stock options issued to Baldor employees at the acquisition date. The fair value of these stock options was estimated using a Black-Scholes model.

The Company’s Consolidated Income Statements for the three months ended March 31, 2012 and 2011, include total revenues of $535 million and $371 million, respectively, and net income of $70 million and net loss (including acquisition-related charges) of $27 million, respectively, related to Baldor since the date of acquisition.

The unaudited pro forma financial information in the table below summarizes the combined pro forma results of the Company and Baldor for the three months ended March 31, 2011, as if Baldor had been acquired on January 1, 2010.

($ in millions)	Three months ended March 31, 2011
Total revenues	8,512
Net income	781

The pro forma results are for information purposes only and do not include any anticipated cost synergies or other effects of the integration of Baldor. Accordingly, such pro forma amounts are not necessarily indicative of the results that would have occurred had the acquisition been completed on the date indicated, nor are they indicative of the future operating results of the combined company.

Notes to the Interim Consolidated Financial Information (unaudited)

The unaudited pro forma results above include certain adjustments related to the Baldor acquisition. The table below summarizes the adjustments necessary to present the pro forma financial information of the combined entity for the three months ended March 31, 2011, as if Baldor had been acquired on January 1, 2010.

Adjustments
($ in millions)	Three months ended March 31, 2011
Impact on cost of sales from additional amortization of intangible assets (excluding order backlog capitalized upon acquisition)	(6)
Impact on cost of sales from amortization of order backlog capitalized upon acquisition	15
Impact on cost of sales from fair valuing acquired inventory	63
Interest expense on Baldor’s debt	11
Baldor stock-option plans adjustments	66
Impact on selling, general and administrative expenses from acquisition-related costs	60
Taxation adjustments	(66)
Total pro forma adjustments	143

Changes in total goodwill were as follows:

($ in millions)	Total goodwill
Balance at January 1, 2011	4,085
Additions during the period(1)	3,261
Exchange rate differences	(74)
Other	(3)
Balance at December 31, 2011	7,269
Additions during the period(2)	92
Exchange rate differences	63
Other	—
Balance at March 31, 2012	7,424

(1) Includes primarily goodwill of $2,728 million in respect of Baldor, acquired in January 2011, which has been allocated to the Discrete Automation and Motion operating segment and goodwill in respect of Mincom, acquired in July 2011, which has been allocated to the Power Systems operating segment.

(2) Includes goodwill in respect of Newave, acquired in February 2012, which has been allocated to the Discrete Automation and Motion operating segment.

ABB to acquire Thomas & Betts Corporation

On January 30, 2012, the Company announced that it had reached an agreement to acquire the Thomas & Betts Corporation. Thomas & Betts designs, manufactures and markets essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications. The anticipated cash outflows for the Company upon closing the transaction amount to approximately $3.9 billion, based on a purchase price of $72 per share for the acquisition of the outstanding shares. The transaction is subject to approval by Thomas & Betts shareholders on May 2, 2012, as well as to customary regulatory approvals, and is expected to close by the middle of 2012.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2012
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,813			1,813	1,813	—
Time deposits	3,671			3,671	3,671	—
Other short-term investments	25			25	—	25
Debt securities available-for-sale:
— U.S. government obligations	753	7	(1)	759	—	759
— Other government obligations	3	—	—	3	—	3
— Corporate	382	9	—	391	267	124
Equity securities available-for-sale	918	10	(2)	926	—	926
Total	7,565	26	(3)	7,588	5,751	1,837

	December 31, 2011
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,655			1,655	1,655	—
Time deposits	2,986			2,986	2,984	2
Debt securities available-for-sale:
— U.S. government obligations	753	8	—	761	—	761
— Other government obligations	3	—	—	3	—	3
— Corporate	298	8	(1)	305	180	125
Equity securities available-for-sale	50	10	(3)	57	—	57
Total	5,745	26	(4)	5,767	4,819	948

Non-current assets

In 2011, the Company purchased shares in a listed company and, as such, classified these as available-for-sale equity securities. The investment is recorded in “Other non-current assets”. At March 31, 2012, the cost basis, the gross unrealized loss and fair value of these equity securities were not significant. At December 31, 2011, an other-than-temporary impairment was recognized on these securities but was not significant.

In addition, certain held-to-maturity marketable securities (pledged in respect of a certain non-current deposit liability) are recorded in “Other non-current assets”. At March 31, 2012, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $93 million, $26 million and $119 million, respectively. At December 31, 2011, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $92 million, $28 million and $120 million, respectively. The maturity dates of these securities range from 2014 to 2021.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 5. Financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposure, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities other than electricity, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). In certain locations where the price of electricity is hedged, up to a maximum of 90 percent of the forecasted electricity needs, depending on the length of the forecasted exposures, are hedged. Swap and futures contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt. In addition, from time to time, the Company uses instruments such as interest rate swaps, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Notes to the Interim Consolidated Financial Information (unaudited)

Volume of derivative activity

Foreign exchange and interest rate derivatives:

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts
($ in millions)	March 31, 2012	December 31, 2011	March 31, 2011
Foreign exchange contracts	18,244	16,503	18,506
Embedded foreign exchange derivatives	3,556	3,439	2,977
Interest rate contracts	3,959	5,535	2,772

Derivative commodity contracts:

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

		Total notional amounts
Type of derivative	Unit	March 31, 2012	December 31, 2011	March 31, 2011
Copper swaps	metric tonnes	37,937	38,414	27,109
Aluminum swaps	metric tonnes	8,083	5,068	4,198
Nickel swaps	metric tonnes	15	18	30
Lead swaps	metric tonnes	13,475	13,325	9,800
Zinc swaps	metric tonnes	125	125	—
Silver swaps	ounces	1,793,375	1,981,646	—
Electricity futures	megawatt hours	367,724	326,960	376,688
Crude oil swaps	barrels	147,265	113,397	109,586

Equity derivatives:

At March 31, 2012, December 31, 2011, and March 31, 2011, the Company held 53 million, 61 million and 56 million cash-settled call options on ABB Ltd shares with a total fair value of $15 million, $21 million and $48 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2012, and December 31, 2011, “Accumulated other comprehensive loss” included net unrealized gains of $37 million and $12 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2012, net gains of $41 million are expected to be reclassified to earnings in the following 12 months. At March 31, 2012, the longest maturity of a derivative classified as a cash flow hedge was 71 months.

The amounts of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and recognized in earnings due to ineffectiveness in cash flow hedge relationships were not significant in the three months ended March 31, 2012 and 2011.

Notes to the Interim Consolidated Financial Information (unaudited)

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” and the Consolidated Income Statements were as follows:

Three months ended March 31, 2012
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	31	Total revenues	11	Total revenues	(1)
		Total cost of sales	(1)	Total cost of sales	—
Commodity contracts	8	Total cost of sales	(2)	Total cost of sales	—
Cash-settled call options	(2)	SG&A expenses(2)	(3)	SG&A expenses(2)	—
Total	37		5		(1)

Three months ended March 31, 2011
Type of derivative designated as a cash flow hedge	Gains (losses) recognized in OCI(1) on derivatives (effective portion)	Gains (losses) reclassified from OCI(1) into income (effective portion)		Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	($ in millions)	Location	($ in millions)	Location	($ in millions)
Foreign exchange contracts	52	Total revenues	41	Total revenues	—
		Total cost of sales	(2)	Total cost of sales	—
Commodity contracts	(3)	Total cost of sales	3	Total cost of sales	1
Cash-settled call options	5	SG&A expenses(2)	2	SG&A expenses(2)	—
Total	54		44		1

(1) OCI represents “Accumulated other comprehensive loss”.

(2) SG&A expenses represent “Selling, general and administrative expenses”.

Derivative gains of $3 million and $32 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2012 and 2011, respectively.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in fair value of these instruments, as well as the changes in fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2012 and 2011, was not significant.

The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

Three months ended March 31, 2012
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(8)	Interest and other finance expense	8

Three months ended March 31, 2011
Type of derivative designated as a fair value hedge	Gains (losses) recognized in income on derivatives designated as fair value hedges		Gains (losses) recognized in income on hedged item
	Location	($ in millions)	Location	($ in millions)
Interest rate contracts	Interest and other finance expense	(21)	Interest and other finance expense	21

Notes to the Interim Consolidated Financial Information (unaudited)

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

($ in millions)	Gains (losses) recognized in income
Type of derivative		Three months ended March 31,
not designated as a hedge	Location	2012	2011
Foreign exchange contracts	Total revenues	172	42
	Total cost of sales	(64)	22
	Interest and other finance expense	112	185
Embedded foreign exchange contracts	Total revenues	(185)	—
	Total cost of sales	36	9
Commodity contracts	Total cost of sales	25	(9)
Cash-settled call options	Interest and other finance expense	—	—
Interest rate contracts	Interest and other finance expense	2	—
Total		98	249

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	March 31, 2012
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	44	12	16	9
Commodity contracts	4	—	1	—
Interest rate contracts	—	47	—	—
Cash-settled call options	9	5	—	—
Total	57	64	17	9
Derivatives not designated as hedging instruments:
Foreign exchange contracts	192	42	112	13
Commodity contracts	17	1	13	3
Interest rate contracts	—	—	—	—
Cash-settled call options	1	—	—	—
Embedded foreign exchange derivatives	35	8	74	26
Total	245	51	199	42
Total fair value	302	115	216	51

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
	Derivative assets		Derivative liabilities
($ in millions)	Current in “Other current assets”	Non-current in “Other non-current assets”	Current in “Provisions and other current liabilities”	Non-current in “Other non-current liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	37	6	26	10
Commodity contracts	1	—	6	—
Interest rate contracts	—	40	—	—
Cash-settled call options	13	6	—	—
Total	51	52	32	10
Derivatives not designated as hedging instruments:
Foreign exchange contracts	142	38	289	28
Commodity contracts	9	1	33	3
Interest rate contracts	—	—	—	1
Cash-settled call options	1	1	—	—
Embedded foreign exchange derivatives	51	13	77	19
Total	203	53	399	51
Total fair value	254	105	431	61

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2012, and December 31, 2011, have been presented on a gross basis.

Note 6. Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:

Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as interest rate futures, commodity futures, and certain actively-traded debt securities.

Level 2:

Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The

Notes to the Interim Consolidated Financial Information (unaudited)

adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, foreign exchange forward contracts and foreign exchange swaps, as well as financing receivables and debt.

Level 3:	Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable inputs).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The following tables show the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2012
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	267	—	267
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	923	—	926
Debt securities—U.S. government obligations	759	—	—	759
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	124	—	124
Available-for-sale securities in “Other non-current assets”
Equity securities	4	—	—	4
Derivative assets—current in “Other current assets”	2	300	—	302
Derivative assets—non-current in “Other non-current assets”	—	115	—	115
Total	768	1,732	—	2,500
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	6	210	—	216
Derivative liabilities—non-current in “Other non-current liabilities”	—	51	—	51
Total	6	261	—	267

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2011
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Cash and equivalents”
Debt securities—Corporate	—	180	—	180
Available-for-sale securities in “Marketable securities and short-term investments”
Equity securities	3	54	—	57
Debt securities—U.S. government obligations	761	—	—	761
Debt securities—Other government obligations	—	3	—	3
Debt securities—Corporate	—	125	—	125
Available-for-sale securities in “Other non-current assets”
Equity securities	5	—	—	5
Derivative assets—current in “Other current assets”	2	252	—	254
Derivative assets—non-current in “Other non-current assets”	—	105	—	105
Total	771	719	—	1,490
Liabilities
Derivative liabilities—current in “Provisions and other current liabilities”	4	427	—	431
Derivative liabilities—non-current in “Other non-current liabilities”	—	61	—	61
Total	4	488	—	492

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•      Available-for-sale securities in “Cash and equivalents”, “Marketable securities and short-term investments” and “Other non-current assets”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, then these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•      Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2012 and 2011.

Disclosure about financial instruments carried on a cost basis

Cash and equivalents (excluding available-for-sale debt securities with original maturities up to 3 months):

The carrying amounts of “Cash and equivalents” approximate their fair values, of which, at March 31, 2012, $1,813 million and $3,671 million, were determined using Level 1 and Level 2 inputs, respectively.

Marketable securities and short-term investments:

In addition to the “Available-for-sale securities” disclosed in the “Recurring fair value measures” section above, “Marketable securities and short-term investments” at March 31, 2012, included an advance of $25 million. The carrying amount of the advance approximates its fair value, which was determined using Level 2 inputs.

Notes to the Interim Consolidated Financial Information (unaudited)

Receivables, net:

The carrying amounts of “Receivables, net” approximate their fair values and include short-term loans granted. At March 31, 2012, the fair values of short-term loans, with carrying amounts of $8 million, were determined using Level 2 inputs.

Other non-current assets:

Includes financing receivables (including loans granted) carried at amortized cost, less an allowance for credit losses, if required. Fair values are determined using a discounted cash flow methodology based upon loan rates of similar instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term loans granted and outstanding at March 31, 2012, were $57 million and $60 million, respectively, and at December 31, 2011, were $52 million and $54 million, respectively. The fair values of long-term loans granted at March 31, 2012, were determined using Level 2 inputs.

Includes held-to-maturity marketable securities (see Note 4) whose carrying values and estimated fair values at March 31, 2012, were $93 million and $119 million, respectively, and at December 31, 2011, were $92 million and $120 million, respectively. The fair values of held-to-maturity marketable securities at March 31, 2012, were determined using Level 2 inputs.

Accounts payable, trade:

The carrying amounts of “Accounts payable, trade” approximate their fair values.

Short-term borrowings and current maturities of long-term debt, excluding finance lease liabilities:

Includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term borrowings and current maturities of long-term debt, excluding finance lease liabilities, approximates their fair values, of which, at March 31, 2012, $120 million and $673 million were determined using Level 1 and Level 2 inputs, respectively.

Long-term debt excluding finance lease liabilities:

Fair values of bond issues are determined using quoted market prices. The fair values of other debt are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk. The carrying values and estimated fair values of long-term debt, excluding finance lease liabilities, at March 31, 2012, were $5,280 million and $5,374 million, respectively, and at December 31, 2011, were $3,151 million and $3,218 million, respectively. Of the fair value amount of $5,374 million at March 31, 2012, $5,337 million was determined using Level 1 inputs, with the remaining amount determined using Level 2 inputs.

Note 7. Credit quality of receivables

Accounts receivable and doubtful debt allowance

Accounts receivable are recorded at the invoiced amount. The doubtful debt allowance is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer specific data. If an amount has not been settled within its contractual payment term then it is considered past due. The Company reviews the doubtful debt allowance regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the amount will not be recovered.

The Company has a group-wide policy on the management of credit risk. The policy includes a credit assessment methodology to assess the creditworthiness of customers and assign to those customers a risk category on a scale from “A” (lowest likelihood of loss) to “E” (highest likelihood of loss), as shown in the following table:

Risk category:	Equivalent Standard & Poor’s rating
A	AAA to AA-
B	A+ to BBB-
C	BB+ to BB-
D	B+ to CCC-
E	CC+ to D

Notes to the Interim Consolidated Financial Information (unaudited)

Third-party agencies’ ratings are considered, if available. For customers where agency ratings are not available, the customer’s most recent financial statements, payment history and other relevant information is considered in the assignment to a risk category. Customers are assessed at least annually or more frequently when information on significant changes in the customers’ financial position becomes known. In addition to the assignment to a risk category, a credit limit per customer is set.

Information on the credit quality of trade receivables (excluding those with a contractual maturity of one year or less) and other financing receivables is presented below.

Receivables classified as current assets

The gross amounts of, and doubtful debt allowance for, trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature), recorded in receivables, net, were as follows:

	March 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	268	133	401
- Collectively evaluated for impairment	294	108	402
Total	562	241	803
Doubtful debt allowance:
- From individual impairment evaluation	(35)	(5)	(40)
- From collective impairment evaluation	(12)	—	(12)
Total	(47)	(5)	(52)
Recorded net amount	515	236	751

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Recorded gross amount:
- Individually evaluated for impairment	252	108	360
- Collectively evaluated for impairment	282	129	411
Total	534	237	771
Doubtful debt allowance:
- From individual impairment evaluation	(41)	(5)	(46)
- From collective impairment evaluation	(9)	—	(9)
Total	(50)	(5)	(55)
Recorded net amount	484	232	716

Notes to the Interim Consolidated Financial Information (unaudited)

Changes in the doubtful debt allowance for trade receivables (excluding those with a contractual maturity of one year or less) were as follows:

	Three months ended March 31,
($ in millions)	2012	2011
Trade receivables (excluding those with a contractual maturity of one year or less):
Balance at January 1,	50	37
Reversal of allowance	(2)	(4)
Additions to allowance	3	6
Amounts written off	—	—
Exchange rate differences	(4)	(3)
Balance at March 31,	47	36

Changes in the doubtful debt allowance for other receivables during the three months ended March 31, 2012 and 2011, were not significant.

The following table shows the credit risk profile, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature) based on the internal credit risk categories which are used as a credit quality indicator:

	March 31, 2012
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	256	199	455
B	135	14	149
C	145	23	168
D	21	2	23
E	5	3	8
Total gross amount	562	241	803

	December 31, 2011
($ in millions)	Trade receivables (excluding those with a contractual maturity of one year or less)	Other receivables	Total
Risk category:
A	251	196	447
B	134	18	152
C	122	20	142
D	22	1	23
E	5	2	7
Total gross amount	534	237	771

Notes to the Interim Consolidated Financial Information (unaudited)

The following table shows an aging analysis, on a gross basis, of trade receivables (excluding those with a contractual maturity of one year or less) and other receivables (excluding tax and other receivables which are not considered to be of a financing nature):

	March 31, 2012
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at March 31, 2012(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	35	8	6	52	6	455	562
Other receivables	4	4	—	8	4	221	241
Total gross amount	39	12	6	60	10	676	803

	December 31, 2011
	Past due
($ in millions)	0 – 30 days	30 – 60 days	60 – 90 days	> 90 days and not accruing interest	> 90 days and accruing interest	Not due at December 31, 2011(1)	Total
Trade receivables (excluding those with a contractual maturity of one year or less)	73	6	5	49	6	395	534
Other receivables	4	1	1	15	3	213	237
Total gross amount	77	7	6	64	9	608	771

(1)

Trade receivables (excluding those with a contractual maturity of one year or less) principally represent contractual retention amounts that will become due subsequent to the completion of the long-term contract.

Receivables classified as non-current assets

At March 31, 2012, and December 31, 2011, the net recorded amounts of loans granted were $57 million and $52 million, respectively, and were included in other non-current assets (see Note 6). The related doubtful debt allowance was not significant at both dates. The changes in such allowance were not significant during the three months ended March 31, 2012 and 2011.

Note 8. Debt

The Company’s total debt at March 31, 2012, and December 31, 2011, amounted to $6,176 million and $3,996 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	March 31, 2012	December 31, 2011
Short-term debt	754	689
Current maturities of long-term debt	58	76
Total	812	765

Short-term debt primarily represented issued commercial paper and short-term loans from various banks.

At March 31, 2012, and December 31, 2011, the Company had in place three commercial paper programs: a $1 billion commercial paper program for the private placement of U.S. dollar-denominated commercial paper in the United States; a $1 billion Euro-commercial paper program for the issuance of commercial paper in a variety of currencies and a 5 billion Swedish krona commercial paper program for the issuance of Swedish krona- and euro-denominated commercial paper. At March 31, 2012, and December 31, 2011, $455 million and $435 million, respectively, were outstanding under the $1 billion program in the United States.

Notes to the Interim Consolidated Financial Information (unaudited)

In February 2012, the Company entered into a $4 billion credit agreement for an initial term of 364 days to provide bridge financing for the planned acquisition of Thomas & Betts Corporation. The Company may, under certain circumstances, twice extend amounts outstanding under the credit agreement, each time for a period of 180 days, in an amount of up to $1.5 billion. As a result of the EUR 1.25 billion issuance of bonds in March 2012, and in accordance with the terms of the credit agreement, the total available commitments under the credit agreement were reduced by $139 million to $3,861 million.

Long-term debt

The Company’s long-term debt at March 31, 2012, and December 31, 2011, amounted to $5,364 million and $3,231 million, respectively. Of these amounts, outstanding bonds were as follows:

	March 31, 2012			December 31, 2011
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)

Bonds:
4.625% EUR Instruments, due 2013	EUR	700	$941	EUR	700	$910
2.5% USD Notes, due 2016	USD	600	$597	USD	600	$596
1.25% CHF Bonds, due 2016	CHF	500	$560	CHF	500	$535
1.50% CHF Bonds, due 2018	CHF	350	$388			—
2.625% EUR Instruments, due 2019	EUR	1,250	$1,665			—
4.0% USD Notes, due 2021	USD	650	$640	USD	650	$640
2.25% CHF Bonds, due 2021	CHF	350	$398	CHF	350	$378
Total outstanding bonds			$5,189			$3,059

(1)  USD carrying value is net of bond discounts and includes adjustments for fair value hedge accounting, where appropriate.

In January 2012, the Company issued bonds with an aggregate principal of CHF 350 million, due 2018, that pay interest annually in arrear at a fixed rate of 1.5 percent per annum. The Company recorded net proceeds of CHF 346 million (equivalent to approximately $370 million on date of settlement).

In March 2012, the Company issued instruments with an aggregate principal of EUR 1,250, due 2019, that pay interest annually in arrear at a fixed rate of 2.625 percent per annum. The Company recorded proceeds (net of fees) of EUR 1,245 million (equivalent to approximately $1,648 million on date of settlement).

Note 9. Commitments and contingencies

Contingencies—Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retained liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally

Notes to the Interim Consolidated Financial Information (unaudited)

are then incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take at least until 2013 at the Windsor site. In February 2011, the Company and Westinghouse Electric Company LLC (BNFL’s former subsidiary) agreed to settle and release the Company from its continuing environmental obligations under the sale agreement in respect of the Hematite site. The settlement amount was paid by the Company in February 2011.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. A significant portion of the provisions in respect of these contingencies reflects the provisions of acquired companies. A substantial portion of one of the acquired entities remediation liability is indemnified by a prior owner. Accordingly, an asset equal to that portion of the remediation liability is included in “Other non-current assets”.

The impact of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Income Statements was not significant for the three months ended March 31, 2012 and 2011. The effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was not significant for the three months ended March 31, 2012, and was as follows for the three months ended March 31, 2011:

($ in millions)	Three months ended March 31, 2011
Cash expenditures:
Nuclear Technology business	131
Various businesses	1
132

The Company has estimated cash expenditures of $12 million for the remainder of 2012. These expenditures are covered by provisions included in “Provisions and other current liabilities”.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

($ in millions)	March 31, 2012	December 31, 2011
Provision balance relating to:
Nuclear Technology business	21	24
Various businesses	67	68
	88	92
Environmental provisions included in:
Provisions and other current liabilities	22	22
Other non-current liabilities	66	70
	88	92

Provisions for the above estimated losses have not been discounted as the timing of payments cannot be reasonably estimated.

Contingencies—Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such

Notes to the Interim Consolidated Financial Information (unaudited)

practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Power Transformers business

In October 2009, the European Commission announced its decision regarding its investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount or range of loss from potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities, including the European Commission, in their investigations. In July 2011, the European Commission announced that it had issued its Statement of Objections in its investigation into alleged anti-competitive practices in the cables business. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. In the United States, the Department of Justice (DoJ) also conducted an investigation into this business. The Company has been informed that the European Commission and the DoJ have closed their investigations. No fines have been imposed on the Company.

The Company’s FACTS business remains under investigation in one other jurisdiction for anti-competitive practices. Management is cooperating fully with the antitrust authority in its investigation. An informed judgment about the outcome of that investigation or the amount of potential loss or range of loss for the Company, if any, relating to that investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the DoJ and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe (including to an employee of an Italian power generation company) as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews.

Notes to the Interim Consolidated Financial Information (unaudited)

In September 2010, the Company reached settlements with the DoJ and the SEC regarding their investigations into these matters and into suspect payments involving certain of the Company’s subsidiaries in the United Nations Oil-for-Food Program. In connection with these settlements, the Company agreed to make payments to the DoJ and SEC totaling $58 million, which were settled in the fourth quarter of 2010. One subsidiary of the Company pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S. Foreign Corrupt Practices Act and one count of violating those provisions. The Company entered into a deferred prosecution agreement and settled civil charges brought by the SEC. These settlements resolved the foregoing investigations. In lieu of an external compliance monitor, the DoJ and SEC have agreed to allow the Company to report on its continuing compliance efforts and the results of the review of its internal processes through September 2013.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2012, and December 31, 2011, the Company had aggregate liabilities of $205 million and $208 million, respectively, included in “Provisions and other current liabilities” and in “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	Maximum potential payments
($ in millions)	March 31, 2012	December 31, 2011
Performance guarantees	160	148
Financial guarantees	85	85
Indemnification guarantees	190	194
Total	435	427

In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2012, and December 31, 2011, were not significant.

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have

Notes to the Interim Consolidated Financial Information (unaudited)

primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential amount payable of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was $87 million, at both March 31, 2012, and December 31, 2011, and is subject to foreign exchange fluctuations. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and although these have original maturity dates ranging from one to seven years, the Company has not yet been formally released from all of these guarantees. The maximum potential amount payable under the guarantees was approximately $8 million at both March 31, 2012, and December 31, 2011. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was not significant at March 31, 2012, and December 31, 2011.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum potential amount payable under the guarantees was approximately $7 million and $8 million, at March 31, 2012, and December 31, 2011, respectively.

The Company is engaged in executing a number of projects as a member of consortia that includes third parties. In certain of these cases, the Company guarantees not only its own performance but also the work of third parties. The original maturity dates of these guarantees range from one to four years. At March 31, 2012, and December 31, 2011, the maximum potential amount payable under these guarantees as a result of third-party non-performance was $58 million and $45 million, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At both March 31, 2012, and December 31, 2011, the Company had a maximum potential amount payable of $85 million under financial guarantees outstanding. Of this amount, at both March 31, 2012, and December 31, 2011, $19 million was in respect of guarantees issued on behalf of companies in which the Company formerly had or has an equity interest. The guarantees outstanding have various maturity dates up to 2020.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum potential loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum potential losses could not be calculated include indemnifications for legal claims. The significant indemnification guarantees for which maximum potential losses could be calculated are described below.

The Company delivered, to the purchasers of Lummus, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable relating to this business, pursuant to the sales agreement, at each of March 31, 2012, and December 31, 2011, was $50 million.

The Company delivered, to the purchasers of its interest in Jorf Lasfar, guarantees related to assets and liabilities divested in 2007. The maximum potential amount payable under such guarantees at March 31, 2012, and December 31, 2011, was $140 million and $141 million, respectively, and is subject to foreign exchange fluctuations.

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

Notes to the Interim Consolidated Financial Information (unaudited)

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2012	2011

Balance at January 1,	1,324	1,393
Warranties assumed through acquisitions	—	10
Claims paid in cash or in kind	(40)	(35)
Net increase in provision for changes in estimates, warranties issued and warranties expired	19	2
Exchange rate differences	39	52
Balance at March 31,	1,342	1,422

Note 10. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

	Three months ended March 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Service cost	57	60	—	1
Interest cost	96	99	3	3
Expected return on plan assets	(120)	(123)	—	—
Amortization of transition liability	—	—	—	—
Amortization of prior service cost	10	11	(2)	(2)
Amortization of net actuarial loss	21	18	1	1
Curtailments, settlements and special termination benefits	—	—	—	—
Net periodic benefit cost	64	65	2	3

Employer contributions were as follows:

	Three months ended March 31,
	2012	2011	2012	2011
($ in millions)	Defined pension benefits		Other postretirement benefits

Total contributions to defined benefit pension and other postretirement benefit plans	84	72	4	6
Of which, discretionary contributions to defined benefit pension plans	32	—	—	—

Notes to the Interim Consolidated Financial Information (unaudited)

The Company expects to make cash contributions totaling approximately $312 million and $18 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2012.

Note 11. Stockholders’ equity

Upon and in connection with each launch of the Company’s management incentive plan (MIP), the Company sold call options to a bank at fair value, giving the bank the right to acquire shares equivalent to the number of shares represented by the MIP warrants and warrant appreciation rights awarded to participants. In the first quarter of 2012, the bank exercised a portion of the call options it held. Consequently, the Company delivered 2.7 million treasury shares, resulting in a $48 million decrease in treasury stock.

Note 12. Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2012	2011

Amounts attributable to ABB shareholders:
Net income	685	655

Weighted-average number of shares outstanding (in millions)	2,292	2,284

Basic earnings per share attributable to ABB shareholders:
Net income	0.30	0.29

Diluted earnings per share

	Three months ended March 31,
($ in millions, except per share data in $)	2012	2011

Amounts attributable to ABB shareholders:
Net income	685	655

Weighted-average number of shares outstanding (in millions)	2,292	2,284
Effect of dilutive securities:
Call options and shares	2	5
Dilutive weighted-average number of shares outstanding	2,294	2,289

Diluted earnings per share attributable to ABB shareholders:
Net income	0.30	0.29

Notes to the Interim Consolidated Financial Information (unaudited)

Note 13. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Discrete Automation and Motion, Low Voltage Products and Process Automation. The remaining operations of the Company are included in Corporate and Other.

A description of the types of products and services provided by each reportable segment is as follows:

•                  Power Products: manufactures and sells high- and medium- voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties.

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, rectifiers, excitation systems, robotics, programmable logic controllers, and related services for a wide range of applications in factory automation, process industries, and utilities.

•                  Low Voltage Products: manufactures products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. The segment also makes intelligent building control systems for home and building automation to improve comfort, energy efficiency and security.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals and power industries.

•                  Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates performance of its segments based on operational earnings before interest, taxes, depreciation and amortization (Operational EBITDA) and Operational EBITDA margin (being Operational EBITDA as a percentage of Operational revenues).

Operational EBITDA represents Earnings before interest and taxes (EBIT) excluding depreciation and amortization, restructuring and restructuring-related expenses, adjusted for the following: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), (iv) acquisition-related expenses and (v) certain non-operational items.

Operational revenues are total revenues adjusted for the following: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITDA.

The following tables present segment revenues, Operational EBITDA, Operational EBITDA margin, as well as reconciliations of Operational EBITDA to EBIT and Operational revenues to Total revenues. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2012
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	2,093	420	2,513	2,497	363	14.5%
Power Systems	1,750	57	1,807	1,780	117	6.6%
Discrete Automation and Motion	2,043	199	2,242	2,240	417	18.6%
Low Voltage Products	1,109	83	1,192	1,186	197	16.6%
Process Automation	1,915	55	1,970	1,960	243	12.4%
Corporate and Other	(3)	369	366	364	(32)	—
Intersegment elimination	—	(1,183)	(1,183)	(1,183)	(77)	—
Consolidated	8,907	—	8,907	8,844	1,228	13.9%

	Three months ended March 31, 2011
($ in millions, except Operational EBITDA margin in %)	Third-party revenues	Intersegment revenues	Total revenues	Operational revenues	Operational EBITDA(1)	Operational EBITDA margin (%)
Power Products	1,906	421	2,327	2,340	404	17.3%
Power Systems	1,780	53	1,833	1,818	132	7.3%
Discrete Automation and Motion	1,737	143	1,880	1,881	378	20.1%
Low Voltage Products	1,121	74	1,195	1,194	262	21.9%
Process Automation	1,848	52	1,900	1,888	246	13.0%
Corporate and Other	10	353	363	362	(78)	—
Intersegment elimination	—	(1,096)	(1,096)	(1,096)	(25)	—
Consolidated	8,402	—	8,402	8,387	1,319	15.7%

(1) Operational EBITDA by segment is presented before the elimination of intersegment profits made on inventory sales.

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2012
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,497	1,780	2,240	1,186	1,960	(819)	8,844
Unrealized gains and losses on derivatives	19	54	1	11	17	1	103
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	(10)	1	—	(1)	1	(8)
Unrealized foreign exchange movements on receivables (and related assets)	(4)	(17)	—	(5)	(6)	—	(32)
Total revenues	2,513	1,807	2,242	1,192	1,970	(817)	8,907

Operational EBITDA	363	117	417	197	243	(109)	1,228
Depreciation and amortization	(52)	(41)	(61)	(28)	(20)	(51)	(253)
Acquisition-related expenses and certain non-operational items	—	—	(4)	(3)	—	26	19
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	38	40	6	21	21	3	129
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(3)	(10)	1	(1)	(1)	2	(12)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(10)	(16)	(4)	(6)	(9)	(1)	(46)
Restructuring and restructuring-related expenses	(13)	(2)	(1)	—	—	(1)	(17)
EBIT	323	88	354	180	234	(131)	1,048

Operational EBITDA margin (%)	14.5%	6.6%	18.6%	16.6%	12.4%	—	13.9%

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended March 31, 2011
($ in millions, except Operational EBITDA margin in %)	Power Products	Power Systems	Discrete Automation and Motion	Low Voltage Products	Process Automation	Corporate and Other and Intersegment elimination	Consolidated
Operational revenues	2,340	1,818	1,881	1,194	1,888	(734)	8,387
Unrealized gains and losses on derivatives	(18)	17	(7)	2	(4)	—	(10)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(4)	11	—	—	2	—	9
Unrealized foreign exchange movements on receivables (and related assets)	9	(13)	6	(1)	14	1	16
Total revenues	2,327	1,833	1,880	1,195	1,900	(733)	8,402

Operational EBITDA	404	132	378	262	246	(103)	1,319
Depreciation and amortization	(47)	(30)	(63)	(27)	(20)	(44)	(231)
Acquisition-related expenses and certain non-operational items	—	—	(92)	—	—	—	(92)
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	(15)	20	4	4	18	(7)	24
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	(1)	6	—	—	—	—	5
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	7	(18)	(2)	(4)	5	1	(11)
Restructuring and restructuring-related expenses	2	(5)	—	—	2	—	(1)
EBIT	350	105	225	235	251	(153)	1,013

Operational EBITDA margin (%)	17.3%	7.3%	20.1%	21.9%	13.0%	—	15.7%

	Total assets(1)
($ in millions)	March 31 2012	December 31, 2011
Power Products	7,307	7,355
Power Systems	8,064	7,469
Discrete Automation and Motion	9,335	9,195
Low Voltage Products	3,426	3,333
Process Automation	4,831	4,777
Corporate and Other	10,045	7,519
Consolidated	43,008	39,648

(1) Total assets are after intersegment eliminations and therefore refer to third-party assets only.

ABB Ltd

TRAKTANDEN UND BESCHLÜSSE

AGENDA AND RESOLUTIONS

der ordentlichen Generalversammlung der Aktionärinnen und Aktionäre from the Annual General Meeting of Shareholders

vom 26. April 2012, 10.00 Uhr

held on April 26, 2012, 10:00 a.m.

in der “Messe Zürich-Halle”, Zürich-Oerlikon / CH

in the “Messe Zürich hall”, Zürich-Oerlikon / CH

1.      Berichterstattung über das Geschäftsjahr 2011

1.      Reporting for fiscal year 2011

(Nur Berichterstattung)

(Reporting only)

2.1    Genehmigung des Jahresberichts, der Konzernrechnung und der Jahresrechnung 2011

2.1           Approval of the annual report, the consolidated financial statements, and the annual financial statements for 2011

Die Generalversammlung genehmigt den Jahresbericht, die Konzernrechnung und die Jahresrechnung 2011.

The Annual General Meeting approves the annual report, the consolidated financial statements, and the annual financial statements for 2011.

2.2    Konsultativabstimmung über den Vergütungsbericht 2011

2.2    Consultative vote on the 2011 remuneration report

Die Generalversammlung stimmt dem Vergütungsbericht 2011 (gemäss Seiten 29-41 des Geschäftsberichts, deutsche Version) zu (unverbindliche Konsultativabstimmung).

The Annual General Meeting accepts the remuneration report 2011 (as per pages 29-39 of the annual report, English version) (non-binding consultative vote).

3.      Entlastung des Verwaltungsrats und der mit der Geschäftsführung betrauten Personen

3.      Discharge of the Board of Directors and the persons entrusted with management

Die Generalversammlung erteilt den Mitgliedern des Verwaltungsrats und den mit der Geschäftsführung betrauten Personen Entlastung für das Geschäftsjahr 2011.

The Annual General Meeting discharges the members of the Board of Directors and the persons entrusted with management for fiscal 2011.

4.      Verwendung des Bilanzgewinns und Ausschüttung von Kapitaleinlagereserven

4.      Appropriation of available earnings and distribution of capital contribution reserve

Die Generalversammlung stimmt dem Antrag des Verwaltungsrats zu,

The Annual General Meeting approves the proposal of the Board of Directors

a)         den Bilanzgewinn 2011 von CHF 3’297’518’216 auf neue Rechnung vorzutragen;

to carry forward the available earnings for 2011 in the amount of  CHF 3,297,518,216;

b)        Kapitaleinlagereserven im Betrag von CHF 0.65 je Aktie in andere Reserven umzuwandeln und eine Dividende für 2011 von CHF 0.65 je Aktie auszuschütten.

to convert capital contribution reserve to other reserves in the amount of CHF 0.65 per share and subsequently distribute a dividend for the fiscal year 2011 of CHF 0.65 per share.

5.      Wiederwahlen in den Verwaltungsrat

5.      Re-elections to the Board of Directors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats folgende Mitglieder des Verwaltungsrats für eine weitere Amtsdauer von einem Jahr, d.h. bis zur ordentlichen Generalversammlung 2013, wieder:

The Annual General Meeting re-elects, as proposed by the Board of Directors, the following persons as members of the Board of Directors for a further period of one year, i.e. until the Annual General Meeting 2013:

•              Roger Agnelli

•              Louis R. Hughes

•              Hans Ulrich Märki

•              Michel de Rosen

•              Michael Treschow

•              Jacob Wallenberg

•              Ying Yeh

•              Hubertus von Grünberg

6.      Wiederwahl der Revisionsstelle

6.      Re-election of the auditors

Die Generalversammlung wählt gemäss Antrag des Verwaltungsrats die Ernst & Young AG als Revisionsstelle für das Geschäftsjahr 2012 wieder.

The Annual General Meeting re-elects, as proposed by the Board of Directors, Ernst & Young AG as the auditors for fiscal 2012.

Für das Protokoll:
For the minutes:

Zürich, 26. April 2012	Diane de Saint Victor
Leiterin Konzern-Rechtsabteilung und Sekretärin des Verwaltungsrats
General Counsel and Secretary to the Board of Directors

ABB shareholders approve all board proposals

All board members re-elected for another term; dividend raised to 0.65 Swiss francs

Zurich, Switzerland, April 26, 2012 — Shareholders of ABB, the leading power and automation technology group, have approved all proposals submitted by the Board of Directors to the company’s annual general meeting in Zurich today.

They re-elected all eight members of the board for another annual term. The board intends to reappoint Hubertus von Grünberg as its chairman.

Shareholders voted to raise the dividend to 0.65 Swiss francs per share for 2011 from 0.60 francs in the previous year. They also approved the annual report, the consolidated financial statements and the annual financial statements for 2011.

A total of 1,000 shareholders attended the annual general meeting and 61.4 percent of the total share capital was represented.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

For more information please contact:

ABB Group Media Relations:

Thomas Schmidt, Antonio Ligi

(Zurich, Switzerland)

Tel: +41 43 317 6568

media.relations@ch.abb.com

January — March 2012 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Joe Hogan*	30.3.2012	Shares	31,500		CHF 18.52
Michel Demaré*	30.3.2012	Shares	23,837		CHF 18.52
Gary Steel*	30.3.2012	Shares	11,843		CHF 18.52
Ulrich Spiesshofer*	30.3.2012	Shares	11,302		CHF 18.52
Diane de Saint Victor*	30.3.2012	Shares	11,383		CHF 18.52
Bernhard Jucker*	30.3.2012	Shares	13,013		CHF 18.52
Veli-Matti Reinikkala*	30.3.2012	Shares	11,321		CHF 18.52
Tarak Mehta*	30.3.2012	Shares	3,903		CHF 18.52

Key:

* Shares were granted under the 2009 ABB Long Term Incentive Plan (LTIP)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 26, 2012	By:	/s/ Michel Demaré
	Name:	Michel Demaré
	Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance